                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 1998

                             INTRAWEST CORPORATION
                              (Registrant's name)

          SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                    ---     ---
If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          .
                                      ----------

CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended September 30                  1998            1997
--------------------------------------------------------------------------------
                  (in thousands of dollars except per share amounts) (unaudited)
REVENUE
Ski and resort operations                             $  56,355       $  27,723
Real estate sales                                        65,335          15,991
Rental properties                                         2,080           1,221
Interest and other income                                 3,024           1,160
--------------------------------------------------------------------------------
                                                        126,794          46,095
--------------------------------------------------------------------------------

EXPENSES
Ski and resort operations                                58,078          29,428
Real estate costs                                        53,744          12,600
Rental properties                                         1,054             613
Interest                                                  8,786           4,399
Depreciation and amortization                             6,437           3,742
General and administrative                                2,324           2,232
--------------------------------------------------------------------------------
                                                        130,423          53,014
--------------------------------------------------------------------------------
Loss before income taxes, non-controlling
    interest and discontinued operations                 (3,629)         (6,919)
--------------------------------------------------------------------------------
Provision for income taxes
   Current                                               (1,025)         (1,184)
   Deferred                                                  --          (1,051)
--------------------------------------------------------------------------------
                                                         (1,025)         (2,235)
--------------------------------------------------------------------------------
Loss before non-controlling interest and
   discontinued operations                               (2,604)         (4,684)
Non-controlling interest                                     13            (799)
--------------------------------------------------------------------------------
Loss from continuing operations                          (2,617)         (3,885)
Results of discontinued operations                          236            (414)
--------------------------------------------------------------------------------
Loss for the period                                   $  (2,381)      $  (4,299)
================================================================================
Loss per common share
    Loss from continuing operations                   $   (0.07)      $   (0.11)
    Net loss                                          $   (0.07)      $   (0.11)
================================================================================
Weighted average number of common
    shares outstanding (in thousands)                    39,314          34,359
================================================================================

CONSOLIDATED BALANCE SHEETS

As at September 30                                        1998           1997
--------------------------------------------------------------------------------
                                           (in thousands of dollars) (unaudited)
ASSETS
Current assets
  Cash and short-term deposits                         $   76,954     $   36,108
  Other assets                                             67,540         35,540
  Amounts receivable                                       76,624         42,021
  Properties
    Resort                                                187,807        145,778
    Discontinued operations                                 7,528         11,354
--------------------------------------------------------------------------------
                                                          416,453        270,801
Ski and resort operations                                 825,934        428,267
Goodwill                                                   79,318         78,743
Properties
  Resort                                                  419,250        243,809
  Discontinued operations                                  31,289         62,911
Amounts receivable                                         49,724         40,592
Other assets                                               71,203         45,827
--------------------------------------------------------------------------------
                                                       $1,893,171     $1,170,950
================================================================================
LIABILITIES
Current liabilities
  Amounts payable                                      $  133,206     $   78,470
  Deferred revenue                                         35,793         11,726
  Bank and other indebtedness, current portion
    Resort                                                208,479        143,996
    Discontinued operations                                 8,348          1,973
--------------------------------------------------------------------------------
                                                          385,826        236,165
Bank and other indebtedness
  Resort                                                  739,811        384,184
  Discontinued operations                                   6,529         35,696
Due to joint venture partners                              13,701         12,790
Deferred revenue                                           24,366          5,488
Deferred income taxes                                      11,904          1,542
Non-controlling interest in subsidiaries                   26,405          9,348
--------------------------------------------------------------------------------
                                                        1,208,542        685,213
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock                                             495,010        374,302
Retained earnings                                         144,478        107,350
Foreign currency translation adjustment                    45,141          4,085
--------------------------------------------------------------------------------
                                                          684,629        485,737
--------------------------------------------------------------------------------
                                                       $1,893,171     $1,170,950
================================================================================

CONSOLIDATED STATEMENTS OF CHANGES
IN FINANCIAL POSITION

For the three months ended September 30                   1998           1997
--------------------------------------------------------------------------------
                                           (in thousands of dollars) (unaudited)
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Cash flow from operations                              $   3,833      $  (1,993)
Recovery of costs through real estate sales               53,744         12,600
Decrease (increase) in amounts receivable, net            (3,590)         7,312
Acquisition and development
    of properties for sale                              (100,154)       (77,571)
Other changes in non-cash operating
    working capital                                      (34,938)        (2,224)
Cash provided by (used for)
    discontinued operations                               (1,939)         3,009
--------------------------------------------------------------------------------
                                                         (83,044)       (58,867)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
Bank and other borrowings, net                           323,275         76,092
Issue of capital stock                                    32,560          1,047
Redemption of NRP shares                                 (20,857)        (9,015)
Proceeds on sale of partnership interest                  15,980             --
Distributions to non-controlling interests                (1,160)        (1,160)
--------------------------------------------------------------------------------
                                                         349,798         66,964
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from (expenditures on)
    revenue-producing properties, net                       (980)           330
Expenditures on ski
    and resort operation assets                          (62,799)       (24,042)
Acquisition of resort assets                            (243,058)            --
--------------------------------------------------------------------------------
                                                        (306,837)       (23,712)
--------------------------------------------------------------------------------
Decrease in cash and
    short-term deposits                                  (40,083)       (15,615)
Cash and short-term deposits
    - beginning of period                                117,037         51,723
--------------------------------------------------------------------------------
Cash and short-term deposits
    - end of period                                    $  76,954      $  36,108
================================================================================

CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS

For the three months ended September 30                  1998            1997
--------------------------------------------------------------------------------
                                           (in thousands of dollars) (unaudited)
Retained earnings - beginning of period               $ 146,859       $ 111,649
Loss for the period                                      (2,381)         (4,299)
--------------------------------------------------------------------------------
Retained earnings - end of period                     $ 144,478       $ 107,350
================================================================================


CONSOLIDATED STATEMENTS OF CASH FLOW
FROM OPERATIONS

For the three months ended September 30                    1998           1997
--------------------------------------------------------------------------------
                  (in thousands of dollars except per share amounts) (unaudited)
Loss before non-controlling interest and
    discontinued operations                              $(2,604)       $(4,684)
Items not affecting cash
    Depreciation and amortization                          6,437          3,742
    Deferred income taxes                                     --         (1,051)
--------------------------------------------------------------------------------
Cash flow from continuing operations                     $ 3,833        $(1,993)
================================================================================
Cash flow per common share                               $  0.09        $ (0.04)
================================================================================

Note: Cash flow per common share is calculated after providing for non-controlling interest.

TO OUR SHAREHOLDERS

Fiscal 1999 began with a remarkable first quarter. Intrawest sold the most real estate it has ever sold in the summer while at the same time successfully completing a major capital expenditure program at our resorts; we completed the acquisitions of the Raven Golf Group, Sandestin Resorts, Inc., Breeze Rentals and Max Snowboards, and 16% of the common shares of Compagnie des Alpes ("CDA"); and we closed a public offering of US$125 million of unsecured senior notes. Combined with our previous equity issues, this now puts us in a very strong financial position with a total of $1.0 billion of long-term capital.

OPERATING RESULTS

Part of Intrawest's formula is to grow revenue in all four seasons at its resorts. The first quarter results show this emphasis is already starting to pay off. Total revenue for the first quarter increased almost three times to $126.8 million from $46.1 million. Total company EBITDA for this period was $12.2 million, almost eight times higher than the same period last year. This strong performance offset higher interest and depreciation allowing the company to reduce its traditional seasonal loss from $3.9 million ($0.11 per share) to $2.6 million ($0.07 per share).

Revenue from ski and resort operations was $56.4 million, double last year's first quarter revenue of $27.7 million. Sandestin and Raven added $19.8 million of revenue and all mountain resorts showed increases except for Copper. Copper's summer revenue was down mainly because of a decline in special event revenues due to the active summer construction schedule. The operating loss from ski and resort operations for the first quarter was $1.7 million, the same as the prior year.

On the real estate side of the business we had the best first quarter ever. This was due to a large contribution from Keystone and the addition of the Sandestin real estate. Real estate revenue totalled $65.3 million for the quarter, about four times higher than last year as Intrawest increased the volume of closed sales from 48 units to 201 units. These sales generated operating profit of $11.6 million, up significantly from $3.4 million last year.

The positive results reflect the increased activity levels at our resorts during the summer as we apply our strategy. Two examples are Whistler/Blackcomb and Tremblant where room nights during the summer were up 14% and 23% respectively from the prior year.

DEVELOPMENTS IN THE QUARTER

During the quarter Intrawest completed the acquisition of 16% of the common shares of CDA, the world's largest ski operator in terms of skier visits. CDA has ownership interests in 11 resorts in France and one in Italy and is a publicly traded company based in Paris, France. As part of the transaction, Intrawest acquired 49% of CDA's Italian subsidiary which owns 56% of the Courmayeur resort in Italy.

Raven Golf Group was also acquired this past summer. Raven is a Phoenix-based company that has, since 1994, developed two resort-quality daily fee courses, secured a management contract on another and assembled a strong management team. The Raven courses and management team have received numerous accolades and awards, the courses being recently rated #5 and #7 in North America for service by Golf Digest.

Following the acquisition of Raven was the acquisition of Sandestin Resort, the largest resort and residential community in northwestern Florida. At Sandestin Intrawest will be able to apply its formula to a year-round warm-weather destination for the first time. Operating assets include management of approximately 700 rental units (100 of which are company-owned), 63 holes of golf, a tennis center and conference facilities, all on 2,400 acres which adjoin seven miles of waterfront. The Raven acquisition has given us premium golf expertise and service methodology which can be applied to Sandestin's golf courses. Future real estate includes approximately 2,200 planned residential units and about 200,000 square feet of commercial space. As part of that development, we believe an opportunity exists to build a resort village at the Baytowne Marina that will bring together the elements of the wonderful seaside villages of the northeast coastline and those we've used so successfully at our mountain resorts.

The summer of 1998 also marked the purchase of Breeze Rentals and Max Snowboards. This well-established rental and retail business further establishes Intrawest as one of North America's leaders in winter retail and rental. Intrawest's retail network now totals 165 stores across North America. The Breeze/Max acquisitions substantially increase the scope of Intrawest's independent and tour-based destination business as Breeze has developed relationships with 200 tour operators, 8,000 travel agents and six airlines, and operates a complete sales and reservation system.

DIVIDENDS

On November 16, 1998, the Board of Directors of the company declared a dividend of $0.08 per common share payable on January 20, 1999 to owners of record on January 6, 1999.

OUTLOOK

Early indications are that Intrawest is headed for yet another great year. Across Intrawest's network of resorts season pass and express card sales are up by 34% from this time last year. This reflects increases at every Intrawest resort.

Lodging bookings are also up from last year, increasing 15% year to date. Tremblant, for example, has already booked the same number of groups as they had for the whole of last season. This increase in bookings at our resorts reflects an increase in accommodation capacity, added attractions, new programming, and new marketing and sales initiatives.

The results we've been seeing over the past five years, combined with the kind of improvement we had during the summer and the early indicators for this year, provide us with considerable optimism for the future. Our strategy to extend the active time at our resorts by adding facilities, lodging, retail and attractions is proving to be a winner.

On behalf of the Board,

/s/ Joe S. Houssian
-------------------------------
    Joe S. Houssian
    Chairman, President and
    Chief Executive Officer

/s/ Daniel O. Jarvis
-------------------------------
    Daniel O. Jarvis
    Executive Vice President
    and Chief Financial Officer

November 16, 1998

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                                  INTRAWEST CORPORATION


Date: November 27, 1998                            By /s/ Ross Meacher
                                                      ----------------
                                                   Name: Ross Meacher
                                                   Title: Corporate Secretary